Exhibit 4.4

EXECUTION

Dated 30 December 2024

DDPC WORLDWIDE PTE. LTD.

and

HOTEL101 GLOBAL PTE. LTD.

Transfer AGREEMENT

in respect of
20 Cecil Street #04-03 and #04-04 Singapore 049705

Allen & Gledhill LLP

One Marina Boulevard #28-00 Singapore 018989

Tel: +65 6890 7188 | Fax +65 6327 3800

allenandgledhill.com

i

This Agreement is made on 30 December 2024 Between:

(1)	DDPC WORLDWIDE PTE. LTD. (Company Registration No. 202018009R) (the “Transferor”), a company incorporated in Singapore with its registered office at 1 Marina Boulevard #28-00 Singapore 018989; and

(2)	HOTEL101 GLOBAL PTE. LTD. (Company Registration No. 202226411M) (the “Transferee”), a company incorporated in Singapore with its registered office at 20 Cecil Street, #04-03, PLUS, Singapore 049705,

(collectively, the “Parties” and individually a “Party”).

Whereas:

(A)	The Transferor is the legal and beneficial owner of the Properties (as defined below), subject to the terms and conditions of the Head Lease (as defined below).

(B)	The Transferor has agreed to transfer and the Transferee has agreed to accept the transfer of the Properties upon the terms and subject to the conditions of this Agreement.

It is agreed as follows:

1.	INTERPRETATION

1.1	Definitions: In this Agreement, except where the context otherwise requires, the following expressions shall bear the following meanings namely:

“Companies Act” means the Companies Act 1967 of Singapore.

“Completion” means the completion of the transfer of the Properties pursuant to Clause 9.

“Completion Date” means the date of completion of the transfer of the Properties which shall be on 30 December 2024.

“Consideration” shall have the meaning ascribed to it in Clause 3.1.

“Encumbrance” means any mortgage, charge, debenture, pledge, lien, security interest or encumbrance or any other agreement or arrangement having substantially the same economic effect, including any retention of title arrangement or option affecting the title to each of the Properties.

“Failure Notification” shall have the meaning ascribed to it in Clause 21.2.1.

“GST” means the goods and services tax levied under the Goods and Services Tax Act 1993.

“Head Lease” means Lease No. 20324 dated 19 January 1995 issued by the Head Lessor in respect of the parent land lot known as Lot 604P of Town Subdivision 1 for a term of 99 years commencing on 7 December 1989 and expiring on 6 December 2088 and includes all variations, supplements and/or modifications thereto (including without limitation the Supplemental Lease and Second Supplemental Lease, both dated 19 January 1995).

“Head Lessor” means the President of the Republic of Singapore and his successors in office.

“IRAS” means the Inland Revenue Authority of Singapore.

“Outgoings” means in respect of each Property, (i) all rates and taxes and includes, but is not limited to, all charges, assessments, duties and fees levied, assessed or charged by any relevant authority or body in relation to such Property, (ii) maintenance fees, sinking fund contributions and any other payments and contributions levied by the Management Corporation Strata Title Plan No. 4629 in relation to such Property and (iii) all costs, charges and other operating expenses associated with the maintenance of such Property.

“person” means a person, firm, company or corporation.

“Proceedings” shall have the meaning ascribed to it in Clause 23.

“Properties” means collectively, Property 1 and Property 2, and “Property” means either of them.

“Property 1” means the whole of Strata Lot U734W and Accessory Lot A43P all of Town Subdivision 1, with its address at 20 Cecil Street #04-03 Singapore 049705.

“Property 2” means the whole of Strata Lot U735V and Accessory Lot A45A all of Town Subdivision 1 with its address at 20 Cecil Street #04-04 Singapore 049705.

“S$” means the lawful currency of Singapore.

“Title Documents” means the Title Document (Property 1) and Title Document (Property 2).

“Title Document (Property 1)” means Subsidiary Strata Certificate of Title Volume 2239 Folio 76 relating to Property 1.

“Title Document (Property 2)” means Subsidiary Strata Certificate of Title Volume 2239 Folio 77 relating to Property 2.

“US$” means the lawful currency of the United States of America.

1.2	Statutory Provisions: Any reference in this Agreement to a statutory provision shall include that provision and any regulations made in pursuance thereof as from time to time modified or re-enacted, whether before or after the date of this Agreement, so far as such modification or re-enactment applies or is capable of applying to any transactions entered into prior to Completion and (so far as liability thereunder may exist or can arise) shall include also any past statutory provision or regulation (as from time to time modified or re-enacted) which such provision or regulation has directly or indirectly replaced.

1.3	Miscellaneous: The headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, words (including words defined herein) denoting the singular number only shall include the plural and vice versa and words denoting the neuter gender only shall include the feminine and masculine gender or vice versa. The words “written” and “in writing” include any means of visible reproduction. The word “month” means a calendar month. Unless otherwise specified, references to “Clauses” are to be construed as references to the clauses of this Agreement. Any reference to a sub-clause or a paragraph is a reference to a sub-clause or paragraph of the clause in which such reference appears. References to times of day are to Singapore time unless otherwise stated.

2.	TRANSFER

2.1	Transfer of Properties: The Transferor shall transfer the Properties to the Transferee and the Transferee shall accept the transfer of the Properties, upon the terms and subject to the conditions of this Agreement.

2.2	Concurrent Completion: The Completion of transfer of each of the Properties shall be subject to and conditional upon the concurrent completion of the transfer of the other Property in accordance with the terms and conditions herein.

3.	CONSIDERATION

3.1	Consideration: The consideration (the “Consideration”) payable by the Transferee to the Transferor for:

3.1.1	the transfer of Property 1 shall be S$3,670,000.00 (exclusive of GST); and

3.1.2	the transfer of Property 2 shall be S$3,390,000.00 (exclusive of GST).

3.2	Payment of Consideration: On Completion, the Consideration shall be satisfied by the allotment and issuance by the Transferee to the Transferor of the Consideration Shares, in the following proportions set out in the table below:

Property	Value of Consideration (exclusive of GST) (in S$)	Value of Consideration (exclusive of GST) (in US$)	Number of Consideration Shares
Property 1	3,670,000.00	2,698,728.00	2,779,658
Property 2	3,390,000.00	2,492,830.00	2,567,586
Total:	7,060,000.00	5,191,558.00	5,347,244

3.3	GST: In addition to the payment of the Consideration, if GST is payable, the Transferee must pay GST in accordance with and subject to the provisions of Clauses 9.3 and 16.

4.	TITLE

4.1	Title to each of the Properties shall be properly deduced. Save for the Title Documents, the Transferee shall neither require the production of any other title deeds and documents not in the possession of the Transferor nor shall the Transferee make any requisition or objection whatsoever with reference thereto.

4.2	Subject to the provisions of Clause 5, the title to the Properties shall be free from Encumbrances on Completion.

5.	INCIDENTS OF TENURE

5.1	Incidents of Tenure: Each of the Properties is sold subject to:

5.1.1	all chief, quit and other rents and outgoings and to all incidents of tenure, all rights of way and covenants and conditions affecting such Property;

5.1.2	the covenants and conditions contained in the Head Lease insofar as they relate to such Property; and

5.1.3	the use of such Property as currently approved by the relevant competent authorities and all restrictive and other covenants and conditions affecting such Property or its use,

and the Transferee shall be deemed to have accepted the transfer with full notice and knowledge of the foregoing and the same shall not annul the transfer nor shall any abatement or compensation be claimed by the Transferee in respect thereof.

6.	TRANSFEROR’S UNDERTAKINGS

6.1	With effect from the date of this Agreement and until the earlier of Completion and rescission of this Agreement, the Transferor shall:

6.1.1	not create any Encumbrance over any of the Properties;

6.1.2	not sell or transfer or agree to sell or transfer, any of the Properties or grant any option to sell or transfer any of the Properties inconsistent with this Agreement;

6.1.3	comply with relevant applicable laws and regulations and its obligations under the Head Lease;

6.1.4	comply with all requisitions, orders, notices and requirements made prior to Completion by any governmental agency in respect of each Property; and

6.1.5	maintain the existing insurance(s) on the Properties against damage and destruction, and not do anything or permit anything to be done which would render such existing insurance to be, or become invalid, void or voidable.

7.	STATE AND CONDITION OF THE PROPERTIES

7.1	State and Condition: Each Property is sold in its state and condition as at the day on which Completion takes place, and no warranty on the part of the Transferor is given or is to be implied as to correctness of description or suitability for any particular purpose or purposes or condition or state of repair or otherwise howsoever. The Transferee shall have no claim of any kind whatsoever in respect of any defects or deficiencies in relation to each Property which may exist at the date of this Agreement or may become apparent at any time thereafter or otherwise howsoever and the Transferee shall not be entitled to make or raise any enquiry, requisition or objection whatsoever, or to annul the transfer, or to claim any abatement in the Consideration, in respect thereof.

7.2	Planning Approvals:

7.2.1	The Transferee hereby agrees and acknowledges that the transfer herein is not subject to planning, change of use, asset enhancement, upgrading, alteration and addition, redevelopment, increase in the gross floor area or plot ratio approval or confirmation of any kind being obtained by the Transferor or the Transferee, and the Transferee shall accept the transfer of each of the Properties subject to its present zoning and use, the existing leasehold term held under the Head Lease, all easements, restrictive and other covenants and conditions affecting each of the Properties, and the Transferee shall not raise any requisition or objection thereto.

7.2.2	No warranty, representation, undertaking or assurance on the part of the Transferor is given, made or expressed or is to be implied as to:

(i)	the state, condition, nature, repair, quality, fitness, use or correctness of description or suitability for any development or redevelopment, subdivision or strata subdivision or any other purpose whatsoever and howsoever in respect of each of the Properties;

(ii)	the approved existing current utilised actual and/or potential unutilised and/or allowable gross plot ratio, gross floor area, as-built area, gross or net lettable floor area, gross or net saleable area of each of the Properties (whether in whole or in part); and

(iii)	any approvals, plans, drawings or applications whatsoever and howsoever in relation to each of the Properties (whether in whole or in part),

and the Transferor shall be under no liability or obligation whatsoever to the Transferee in this respect.

7.3	Encroachment: Each of the Properties is sold subject to any encroachment over, against or on such Property or by any other structure erected on such Property, and any claim for adverse possession over, against or on such Property, and if any such encroachment or claim for adverse possession shall be found to exist, the same shall not annul or rescind the transfer or delay Completion, nor shall any abatement or reduction in the Consideration or any compensation be allowed in respect thereof nor shall the Transferee be relieved of its obligations to complete the transfer hereunder. The Transferor makes no warranty or representation that all boundaries and walls (including any party walls) are properly aligned and duly constructed along its accurate and correct boundaries. For avoidance of doubt, it is hereby declared that the Transferor shall be under no obligation or liability to take steps to rectify, remedy or remove any encroachment or challenge any claim for adverse possession which may be found to exist, whether such encroachment is over, against or on any Property or by any other structures erected on any Property.

8.	TENANCY AGREEMENT

8.1	The Parties agree that the contract of lease dated 1 September 2023 (“Tenancy Agreement”) between the Transferor (as landlord) and the Transferee (as tenant) in respect of the Properties shall merge with the transfer of the Properties on Completion.

9.	COMPLETION

9.1	Time of Completion: The Parties agree that Completion shall take place on the Completion Date at the registered office of the Transferor (or such other place as may be agreed between the Parties).

9.2	Transferor’s Obligations on Completion: On Completion, against compliance by the Transferee of its obligations in Clause 9.3, the Transferor shall deliver or make available to the Transferee:

9.2.1	the executed instrument of transfer of Property 1 in favour of the Transferee and the executed instrument of transfer of Property 2 in favour of the Transferee;

9.2.2	the Title Documents;

9.2.3	all documents, records and drawings relating to the Properties in the Transferor’s possession;

9.2.4	a GST tax invoice in relation to the Consideration (if applicable);

9.2.5	a copy of the draft notice of transfer to the IRAS in respect of Property 1 and a copy of the draft notice of transfer to the IRAS in respect of Property 2;

9.2.6	a letter of confirmation by the Transferor addressed to the Transferee confirming that either:

(i)	the Transferor is resident in Singapore for tax purposes; or

(ii)	the Transferor is not resident in Singapore for tax purposes, and the Transferor has not been assessed as a property trader by the IRAS;

9.2.7	notice to the Management Corporation Strata Title Plan No. 4629 informing of change of ownership;

9.2.8	a copy of the written resolutions passed by the board of directors of the Transferor:

(i)	approving the entry into and execution of this Agreement by the Transferor;

(ii)	approving and authorising the proposal of the shareholder’s resolution for the transfer of the Properties to the Transferee in accordance with the terms of this Agreement; and

(iii)	approving the transfer of the Properties to the Transferee in accordance with the terms of this Agreement;

9.2.9	a copy of the written resolution passed by the shareholder of the Transferor approving the transfer of the Properties to the Transferee in accordance with the terms of this Agreement, pursuant to Section 160 of the Companies Act; and

9.2.10	a copy of the share application letter in respect of the Consideration Shares, duly executed by the Transferor, in the form attached as Schedule 1.

9.3	Transferee’s Obligations on Completion: Against compliance by the Transferor of its obligations in Clause 9.2 the Transferee shall, on Completion:

9.3.1	deliver or make available to the Transferor a copy of the written resolutions passed by the board of directors of the Transferee:

(i)	approving the entry into and execution of this Agreement by the Transferee;

(ii)	approving the allotment and issue of the Consideration Shares credited as fully paid to the Transferor, and the entry of the Transferor in the Transferee’s electronic register of members in respect thereof;

(iii)	approving and authorising the execution and delivery to the Transferor of a share certificate for the Consideration Shares; and

(iv)	approving and authorising the proposal of the shareholders’ resolutions for the allotment and issue of the Consideration Shares credited as fully paid to the Transferor;

9.3.2	deliver or make available to the Transferor a copy of the written resolutions passed by the shareholders of the Transferee, under which the shareholders of the Transferee shall have:

(i)	authorised the allotment and issue of the Consideration Shares credited as fully paid to the Transferor, and approved the entry of the Transferor in the Transferee’s electronic register of members in respect thereof; and

(ii)	waived all pre-emption rights, rights of first refusal or similar rights in respect of the allotment and issue of the Consideration Shares credited as fully paid to the Transferor;

9.3.3	a copy of the share application letter in respect of the Consideration Shares, duly executed by the Transferee, in the form attached as Schedule 1;

9.3.4	allot and issue to the Transferor the Consideration Shares credited as fully paid to the Transferor; and

9.3.5	lodge the relevant return of allotment with the Registrar of Companies appointed under the Companies Act to update the Transferee’s electronic register of members to reflect the Transferor as the holder of the Consideration Shares.

10.	PROPERTY TAX

10.1	The Transferor must pay for all property tax in respect of each of the Properties, including any surcharge, up to (and including) the day on which Completion takes place, whether such property tax is levied or increased before, on or after Completion and the Transferor shall reimburse the Transferee for any sum paid by the Transferee which is the Transferor’s liability under this Clause 10.1.

10.2	The Transferee must pay for all property tax in respect of each of the Properties, including any surcharge, referable to the period commencing on the day immediately after the day on which Completion takes place, whether such property tax is levied or increased before, on or after Completion and the Transferee shall reimburse the Transferor for any sum paid by the Transferor which is the Transferee’s liability under this Clause 10.2.

10.3	All property tax rebates and property tax credits granted by the Comptroller of Property Tax in respect of each of the Properties for any period up to (and including) the day on which Completion takes place shall belong to the Transferor.

11.	APPORTIONMENTS

The Transferor must pay all Outgoings in respect of the Properties incurred up to (and including) the day on which Completion takes place. The Transferee must pay or bear all Outgoings incurred in respect of the Properties commencing on the day immediately after the day on which Completion takes place.

12.	REPRESENTATIONS AND WARRANTIES

12.1	Each Party hereby warrants and undertakes to and with the other Party that:

12.1.1	Incorporation

It is a company duly incorporated and validly existing under its laws of incorporation.

12.1.2	Authority to Enter into This Agreement etc.

It has the legal right and full power and authority to enter into and perform this Agreement, which when executed will constitute valid and binding obligations on it, in accordance with its terms.

12.1.3	No Breach

The execution and delivery of, and the performance of its obligations under this Agreement will not and are not likely to:

(i)	result in a breach of any provision of its constitution; or

(ii)	result in a breach of, or give any third party a right to terminate or modify, or result in the creation of any Encumbrance under, any agreement, licence or other instrument or result in a breach of any order, judgment or decree of any court, governmental agency or regulatory body to which it is a party or by which it or any of its assets is bound.

12.2	The Transferor further represents and warrants that the Transferor is the legal and beneficial owner of each of the Properties.

13.	LAW SOCIETY OF SINGAPORE’S CONDITIONS OF SALE 2020

13.1	The general conditions of sale known as the “The Law Society of Singapore’s Conditions of Sale 2020” shall apply to this Agreement in so far as such conditions are applicable and are not varied or excluded by, or inconsistent with, the terms and conditions contained in this Agreement. In the event of any conflict, actual or apparent, the terms and conditions contained in this Agreement shall be of overriding effect.

13.2	For the avoidance of doubt, the following conditions of “The Law Society of Singapore’s Conditions of Sale 2020” are excluded and shall not apply to the transfer of each of the Properties:

13.2.1	Condition 3.1 (Documents of Title);

13.2.2	Condition 5 (State and Condition of Property to be Delivered);

13.2.3	Condition 7 (Property Tax);

13.2.4	Condition 8 (State of Property as to Repair, etc.); and

13.2.5	Condition 10.1 (Vendor’s Representation and Warranties).

13.3	In the application of “The Law Society of Singapore’s Conditions of Sale 2020” to this Agreement:

13.3.1	any reference to “Scheduled Completion Date” therein shall be construed to mean the date fixed for Completion;

13.3.2	any reference to “Contract” therein shall be construed to mean this Agreement;

13.3.3	any reference to “Vendor” therein shall be construed to mean the Transferor;

13.3.4	any reference to “Purchaser” therein shall be construed to mean the Transferee; and

13.3.5	any reference to “sale” therein shall be construed to mean the transfer of the Properties herein.

14.	RELEASE AND INDULGENCE

14.1	Discretion to Release: Any liability to either Party under this Agreement as regards obligations after Completion may in whole or in part be released, compounded or compromised, or time or indulgence given, by the other Party in its absolute discretion without in any way prejudicing or affecting its other rights and remedies against that Party.

14.2	No Waiver: No failure on the part of either Party to exercise, and no delay on its part in exercising, any right or remedy under this Agreement as regards rights and liabilities of a Party after Completion will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies (whether provided by law or otherwise).

15.	CONTINUING EFFECT OF AGREEMENT

15.1	Agreement Continuing: All provisions of this Agreement shall so far as they are capable of being performed or observed, continue in full force and effect notwithstanding Completion, except in respect of those matters then already performed.

15.2	Agreement Binding: This Agreement shall be binding on and shall enure for the benefit of each of the Parties and their respective successors and assigns. No Party may assign or transfer any of its rights, benefits or obligations under this Agreement without the prior consent in writing of the other Party.

16.	GST

16.1	The Consideration shall exclude any applicable GST. All GST payable in respect of the Consideration and all other moneys payable by the Transferee under this Agreement which are chargeable with GST pursuant to law, shall be borne by the Transferee.

16.2	The Transferee shall indemnify the Transferor and hold the Transferor harmless from and against any losses, damages, claims, demands, proceedings, actions, costs, expenses, interest and penalties suffered or incurred by the Transferor arising from any claim, demand, proceeding or action that may be made or instituted by the Comptroller of Goods and Services Tax or other relevant government authority in respect of such GST and resulting from any failure or delay on the Transferee’s part to pay for any such GST.

16.3	The Transferor must, in exchange for payment by the Transferee of the GST payable under this Agreement, issue and deliver to the Transferee a GST tax invoice for such amount of the GST.

17.	COSTS AND EXPENSES

17.1	Legal Costs: Each Party shall bear its own legal, professional and other costs and expenses incurred by it in connection with the negotiation, preparation or completion of this Agreement.

17.2	Stamp Duty: All stamp duty (if any) payable on this Agreement and on any other document executed pursuant to this Agreement shall be borne by the Transferee.

18.	FURTHER ASSURANCE

The Transferor shall, and shall use reasonable endeavours to procure that any necessary third party shall, execute such documents and do such acts and things as the Transferee may require for the purpose of giving to the Transferee the full benefit of all the provisions of this Agreement.

19.	PARTIAL INVALIDITY

The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision.

20.	ENTIRE AGREEMENT AND AMENDMENT

20.1	Entire Agreement: This Agreement embodies and sets forth the entire agreement and understanding of the Parties to this Agreement and supersedes all prior oral or written agreements, understandings or arrangements relating to the subject matter of this Agreement. None of the Parties shall be entitled to rely on any agreement, understanding or arrangement which is not expressly set forth in this Agreement.

20.2	Amendment: This Agreement shall not be amended, modified, varied or supplemented except in writing signed by the duly authorised representatives of the Parties to this Agreement.

21.	NOTICES

21.1	Delivery of Notices: All notices, demands or other communications required or permitted to be given or made under this Agreement shall be in writing and delivered personally or sent by prepaid registered post or by electronic mail addressed to the intended recipient thereof at its address or email address, and marked for the attention of such person (if any), designated by each Party to the other Party for the purposes of this Agreement. The initial address, email address and person (if any) so designated by the Parties are set out below:

the Transferor :	DDPC WORLDWIDE PTE. LTD.
1 Marina Boulevard #28-00
Singapore 018989

Email: mhy@hotel101global.com

Attention: Marriana H. Yulo

the Transferee :	HOTEL101 GLOBAL PTE. LTD.
20 Cecil Street, #04-03, PLUS
Singapore 049705

Email: mhy@hotel101global.com

Attention: Marriana H. Yulo

21.2	Deemed Delivery: Any such notice, demand or communication shall be deemed to have been duly served:

21.2.1	(if given or made by electronic mail) 24 hours after the electronic mail was sent, provided that no notification was received by the sender that the electronic mail was undeliverable (a “Failure Notification”) and if a Failure Notification was received, the sender shall re-send a copy of the notice, demand or communication by electronic mail and shall also send a copy of the notice, demand or communication by another method of service set out in Clause 21.1, in which case it shall be deemed to have been sent in accordance with this Clause 21.2 as it applies to that other method of service; or

21.2.2	(if given or made by letter) immediately if hand delivered or two (2) days after posting and in proving the same it shall be sufficient to show that the envelope containing the same was duly addressed, stamped and posted.

22.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 2001

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 2001 to enforce any term of this Agreement.

23.	GOVERNING LAW

This Agreement shall be governed by, and construed in accordance with, the laws of Singapore and in relation to any legal action or proceeding arising out of or in connection with this Agreement (the “Proceedings”), the Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of Singapore and waive any objections to Proceedings in any such court on the ground of venue or on the grounds that the Proceedings have been brought in an inconvenient forum.

24.	COUNTERPARTS

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Either Party may enter into this Agreement by signing any such counterpart. Signatures may be exchanged by email, with original signatures to follow. Each Party agrees that it will be bound by its own electronic signature(s) and that it accepts the electronic signature(s) of the other Party.

[Remainder of page intentionally left blank]

Schedule 1

Share Application Letter

Date:

The Board of Directors

Hotel101 Global Pte. Ltd.

20 Cecil Street

#04-03

PLUS

Singapore 049705

Dear Sirs

LETTER APPLICATION FOR ORDINARY SHARES

We, DDPC Worldwide Pte. Ltd. of 1 Marina Boulevard, #28-00, One Marina Boulevard, Singapore 018909, hereby apply for 5,347,244 ordinary shares in the capital of Hotel101 Global Pte. Ltd. (the “Company”), to be allotted and issued to us credited as deemed fully-paid to the amount of US$5,191,558, for non-cash consideration being the transfer of (i) the whole of Strata Lot U734W and Accessory Lot A43P all of Town Subdivision 1, with its address at 20 Cecil Street #04-03 Singapore 049705 and (ii) the whole of Strata Lot U735V and Accessory Lot A45A all of Town Subdivision 1 with its address at 20 Cecil Street #04-04 Singapore 049705, to the Company, and we agree to hold the same subject to the Constitution of the Company.

Yours faithfully

For and on behalf of

DDPC Worldwide Pte. Ltd.

Name:
Title: Director

Acknowledgement and Acceptance

Date: ___________________

To: DDPC Worldwide Pte. Ltd.

We refer to your letter dated _____________________. We hereby acknowledge and accept your application for ordinary shares, and shall allot and issue 5,347,244 ordinary shares in the capital of Hotel101 Global Pte. Ltd. credited as deemed fully-paid to the amount of US$5,191,558, on the terms and conditions of your letter.

For and on behalf of Hotel101 Global Pte. Ltd.
Name:
Title: Director

In Witness Whereof the Parties have entered into this Agreement on the day and year first above written.

Transferor SIGNED BY MARRIANA HENARES YULO
/s/ Marriana Henares Yulo
for and on behalf of
DDPC WORLDWIDE PTE. LTD.
in the presence of:

/s/ Pearl Anne Escote
Witness’ signature
Name: PEARL ANNE ESCOTE

20 Cecil Street #04-03 and #04-04 – Transfer Agreement

Transferee SIGNED BY JOSELITO L. BARRERA, JR.
/s/ Joselito L. Barrera, Jr.
for and on behalf of
HOTEL101 GLOBAL PTE. LTD.
in the presence of:

/s/ Carlos D. Agana
Witness’ signature
Name: CARLOS D. AGANA

20 Cecil Street #04-03 and #04-04 – Transfer Agreement